BRITISH COLUMBIA | BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

# Cover Sheet

RED WHITE & BLOOM BRANDS INC.

## Confirmation of Service

| | |
|---|---|
| **Form Filed:** | Notice of Alteration |
| **Date and Time of Filing:** | May 24, 2021 09:35 PM Pacific Time |
| **Alteration Effective Date:** | The alteration is to take effect at the time that this application is filed with the Registrar. |
| **Name of Company:** | RED WHITE & BLOOM BRANDS INC. |
| **Incorporation Number:** | **BC0206251** |

**This package contains:**

- Certified Copy of the Notice of Articles

Check your documents carefully to ensure there are no errors or omissions. If errors or omissions are discovered, please contact the Corporate Registry for instructions on how to correct the errors or omissions.

**CERTIFIED COPY**
Of a Document filed with the Province of
British Columbia Registrar of Companies

CAROL PREST

# Notice of Articles

*BUSINESS CORPORATIONS ACT*

*This Notice of Articles was issued by the Registrar on: May 24, 2021 09:35 PM Pacific Time*

*Incorporation Number:* **BC0206251**

*Recognition Date: Incorporated on March 12, 1980*

## NOTICE OF ARTICLES

**Name of Company:**

RED WHITE & BLOOM BRANDS INC.

## REGISTERED OFFICE INFORMATION

**Mailing Address:**
789 WEST PENDER STREET
SUITE 810
VANCOUVER BC V6C 1H2
CANADA

**Delivery Address:**
789 WEST PENDER STREET
SUITE 810
VANCOUVER BC V6C 1H2
CANADA

## RECORDS OFFICE INFORMATION

**Mailing Address:**
789 WEST PENDER STREET
SUITE 810
VANCOUVER BC V6C 1H2
CANADA

**Delivery Address:**
789 WEST PENDER STREET
SUITE 810
VANCOUVER BC V6C 1H2
CANADA

## DIRECTOR INFORMATION

**Last Name, First Name, Middle Name:**
Purdy, Brendan

| Mailing Address: | Delivery Address: |
| --- | --- |
| 8 WELLINGTON STREET EAST<br>TORONTO ON M5E 1C5<br>CANADA | 8 WELLINGTON STREET EAST<br>TORONTO ON M5E 1C5<br>CANADA |

**Last Name, First Name, Middle Name:**
Rogers, Brad

| Mailing Address: | Delivery Address: |
| --- | --- |
| 379 WOODGRANGE AVENUE<br>PICKERING ON L1W 2B4<br>CANADA | 379 WOODGRANGE AVENUE<br>PICKERING ON L1W 2B4<br>CANADA |

**Last Name, First Name, Middle Name:**
Marchese, Michael

| Mailing Address: | Delivery Address: |
| --- | --- |
| 161 BAY STREET<br>SUITE 4010<br>TORONTO ON M5J 2S1<br>CANADA | 161 BAY STREET<br>SUITE 4010<br>TORONTO ON M5J 2S1<br>CANADA |

**Last Name, First Name, Middle Name:**
Dawson, William

| Mailing Address: | Delivery Address: |
| --- | --- |
| 23 SPRINGWOOD CRESCENT<br>UNIONVILLE ON L3R 6C8<br>CANADA | 23 SPRINGWOOD CRESCENT<br>UNIONVILLE ON L3R 6C8<br>CANADA |

**Last Name, First Name, Middle Name:**
van der Linde, Theo

| Mailing Address: | Delivery Address: |
| --- | --- |
| 960 ESSEX ROAD<br>NORTH VANCOUVER BC V7R 1V9<br>CANADA | 960 ESSEX ROAD<br>NORTH VANCOUVER BC V7R 1V9<br>CANADA |

## RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

December 22, 2014
May 8, 2018
March 12, 2020
November 23, 2020
May 20, 2021

## AUTHORIZED SHARE STRUCTURE

| | | | |
|---|---|---|---|
| 1. | No Maximum | Common Shares | Without Par Value<br><br>Without Special Rights or Restrictions attached |
| 2. | No Maximum | Preferred Shares | Without Par Value<br><br>With Special Rights or Restrictions attached |
| 3. | No Maximum | Series 1 Convertible Preferred Shares | Without Par Value<br><br>With Special Rights or Restrictions attached |
| 4. | No Maximum | Series 2 Convertible Preferred Shares | Without Par Value<br><br>With Special Rights or Restrictions attached |